UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No.     )*

Workstream Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

981402100

(CUSIP Number)

Symphony Technology Group, LLC 2475 Hanover Street Palo Alto, CA 94304 Attn: Chief Financial Officer Telephone: (650) 935-9500

with copies to:

Bret T. Jardine, Esq. General Counsel STG -Fairway Holdings, Inc. d/b/a/First Advantage Corporation 100 Carillon Parkway St. Petersburg, FL 33716 Telephone: (727) 290-1000	Steve L. Camahort Shearman & Sterling LLP Four Embarcadero Center, Suite 3800 San Francisco, CA 94111 Telephone: (415) 616-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2011

(Date of Event Which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 981402100

1	NAMES OF REPORTING PERSONS. First Advantage Offshore Services, Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 333,333
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 333,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,333
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.59%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 2 of 17 pages

CUSIP No. 981402100

1	NAMES OF REPORTING PERSONS. First Advantage Indian Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 333,333
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 333,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,333
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 11.59%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 3 of 17 pages

CUSIP No. 981402100

1	NAMES OF REPORTING PERSONS. STG - Fairway B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 333,333
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 333,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,333
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 11.59%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 4 of 17 pages

CUSIP No. 981402100

1	NAMES OF REPORTING PERSONS. STG - Fairway Cooperatief UA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 333,333
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 333,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,333
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 11.59%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 5 of 17 pages

CUSIP No. 981402100

1	NAMES OF REPORTING PERSONS. STG - Fairway Acquisitions, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 333,333
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 333,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,333
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 11.59%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 6 of 17 pages

CUSIP No. 981402100

1	NAMES OF REPORTING PERSONS. STG - Fairway Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 333,333
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 333,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,333
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 11.59%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 7 of 17 pages

CUSIP No. 981402100

1	NAMES OF REPORTING PERSONS. STG - Fairway Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 333,333
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 333,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,333
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)* 11.59%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 8 of 17 pages

CUSIP No. 981402100

1	NAMES OF REPORTING PERSONS. STG III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 333,333
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 333,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,333
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 11.59%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 9 of 17 pages

CUSIP No. 981402100

1	NAMES OF REPORTING PERSONS. STG III-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 333,333
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 333,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,333
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 11.59%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 10 of 17 pages

CUSIP No. 981402100

1	NAMES OF REPORTING PERSONS. STG III GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 333,333
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 333,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,333
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 11.59%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 11 of 17 pages

CUSIP No. 981402100

1	NAMES OF REPORTING PERSONS. STG UGP, LLC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 333,333
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 333,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,333
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)* 11.59%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 12 of 17 pages

CUSIP No. 981402100

1	NAMES OF REPORTING PERSONS. Dr. Romesh Wadhwani.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 333,333
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 333,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,333
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 11.59%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 13 of 17 pages

The information set forth in response to each separate item below shall be deemed to be a response to all Items where such information is relevant.

Item 1.	Security and Issuer:

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, no par value (“Common Stock”), of Workstream Inc., a Canadian corporation (the “Issuer”). The principal executive offices of the Issuer are located at 485 N. Keller Road, Suite 500, Maitland, FL 32751.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed jointly by the following (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) First Advantage Offshore Services, Private Limited, a Indian private limited company (“FAOSPL”); (2) First Advantage Indian Holdings, LLC, a Delaware limited liability company (“FAIH”); (3) STG - Fairway B.V., a company organized under the laws of the Netherlands (“STG - Fairway”); (4) STG - Fairway Cooperatief UA, a cooperative organized under the laws of the Netherlands (“STG - Cooperatief”); (5) STG - Fairway Acquisitions, Inc., a Delaware corporation (“STG - Acquisitions”); (6) STG - Fairway Holdings, Inc., a Delaware corporation; (7) STG - Fairway Holdings, LLC, a Delaware limited liability company; (8) STG III, L.P., a Delaware limited partnership (“STG III”); (9) STG III-A, L.P., a Delaware limited partnership (“STG III-A”); (10) STG III GP. L.P., a Delaware limited partnership (“STG III GP”); (11) STG UGP, LLC, a Delaware limited liability company (“STG UGP”); and (12) Dr. Romesh Wadhwani (“Dr. Wadhwani”).

Attached as Schedule I hereto and incorporated by reference is a list of each executive officer and director of STG - Acquisitions and STG - Fairway Holdings, Inc. (the “Managing Persons”), including their (i) name, (ii) citizenship, (iii) present principal occupation or employment and (iv) name, principal business address of any corporation or other organization in which such employment is conducted.

(b) The business address for each of the Reporting Persons is as follows:

First Advantage Offshore Services, Private Limited

Unit 1, Level 1, Explorer Building, International Techpark (ITPL), Whitefield Road

Bangalore, India 560066

First Advantage Indian Holdings, LLC

100 Carillon Parkway

St. Petersburg, Florida 33716

STG - Fairway B.V.

Prins Bernhardplein 200

1097JB Amsterdam

STG - Fairway Cooperatief UA

Prins Bernhardplein 200

1097JB Amsterdam

STG - Fairway Acquisitions, Inc.

c/o Symphony Technology Group

2475 Hanover Street

Palo Alto, California 94304

STG - Fairway Holdings, Inc.

c/o Symphony Technology Group

2475 Hanover Street

Palo Alto, California 94304

STG - Fairway Holdings, LLC

2475 Hanover Street

Palo Alto, CA 94304

Page 14 of 17 pages

STG III, L.P.

2475 Hanover Street

Palo Alto, CA 94304

STG III-A, L.P.

2475 Hanover Street

Palo Alto, CA 94304

STG III GP, L.P.

2475 Hanover Street

Palo Alto, CA 94304

STG UGP, LLC

2475 Hanover Street

Palo Alto, CA 94304

Dr. Romesh Wadhwani

2475 Hanover Street

Palo Alto, CA 94304

(c) The principal business of FAOSPL is providing global information technology services.

The principal business of FAIH is to act as the sole equity holder of FAOSPL.

The principal business of STG - Fairway is to act as a holding company.

The principal business of STG - Cooperatief is acting as a holding company.

The principal business of STG - Acquisitions is acting as a holding company.

The principal business of STG - Fairway Holdings, Inc. is acting as the sole stockholder of STG - Fairway Acquisitions, Inc.

The principal business of STG - Fairway Holdings, LLC is acting as the sole stockholder of STG - Fairway Holdings, Inc.

The principal business of each of STG III and STG III-A is acting as a private investment fund engaged in purchasing, holding and selling investments for its own account.

The principal business of STG III GP is acting as sole general partner of STG III and STG III-A.

The principal business of STG UGP is acting as the sole general partner of STG III GP.

Dr. Wadhwani’s principal occupation is serving as the Chairman and Chief Executive Officer of Symphony Technology Group, LLC (“STG”), and as the sole Manager of STG UGP.

(d) During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the Managing Persons, has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the Managing Persons, has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Except with respect to Dr. Wadhwani, the state or other place of organization for each of the Reporting Persons is identified in (a) above. Dr. Wadhwani is a United States citizen.

Page 15 of 17 pages

Item 3.	Source and Amount of Funds or Other Consideration.

On July 15, 2011, FAOSPL purchased 333,333 shares of Class A, Series B Preferred Shares of the Issuer (the “Shares”), pursuant to the terms and conditions of that certain Securities Purchase Agreement, dated as of July 14, 2011 (the “Purchase Agreement”), for $1,000,000 (the “Acquisition”). The Shares are convertible into shares of Common Stock of the Issuer on a one-for-one basis at the discretion of FAOSPL and mandatorily upon the occurrence of certain events.

As provided in the Securities Purchase Agreement, in connection with the consummation of the Acquisition, the Issuer’s Board of Directors appointed Marc A. Bala to serve as a member of the Issuer’s Board of Directors, filling an existing vacancy on the Board of Directors. Mr. Bala, age 37, is currently a Principal with STG, a private equity firm with a strategic focus on software and services.

Item 4.	Purpose of Transaction.

FAOSPL acquired the Shares from the Issuer in a negotiated transaction for investment in the ordinary course of business, as it believed that the Shares, at the Per Share Purchase Price (as defined in the Purchase Agreement), represented an attractive investment opportunity.

The Reporting Persons have no present plan or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may in the future engage in discussions with management, the board of directors, other stockholders and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the results of any such discussions, the Issuer’s financial position and business strategy, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares or selling some or all of their Shares, engaging in any hedging or similar transactions with respect to the Shares, seeking board representation or taking other action to effect changes in the board composition, ownership structure or operations of the Issuer, encouraging the Issuer to pursue one or more strategic transactions and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons may be deemed to beneficially own an aggregate of 333,333 shares of Common Stock.

The following disclosure assumes there were 2,541,927 shares of Common Stock outstanding as of July 15, 2011, which the Issuer represented to FAOSPL to be the number of shares outstanding as of July 15, 2011. The shares of Common Stock which may be deemed to be beneficially owned by the Reporting Persons represent approximately 11.59% of the outstanding shares of Common Stock as of July 15, 2011. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculations all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than the Reporting Persons.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group.”

(b) The 333,333 Shares acquired in the Acquisition are owned directly by FAOSPL. FAIH is the sole stockholder of FAOSPL and consequently has the power to vote or direct the voting, or dispose or direct the disposition, of all the Shares. STG - Fairway is the sole member of FAIH and consequently has the power to vote or direct the voting, or dispose or direct the disposition, of all the Shares. STG - Cooperatief is the sole equity owner of STG - Fairway and consequently has the power to vote or direct the voting, or dispose or direct the disposition, of all the Shares. STG - Acquisitions is the majority stockholder and controlling member of STG - Cooperatief and consequently has the power to vote or direct the voting, or dispose or direct the disposition, of all the Shares. STG - Fairway Holdings, Inc. is the sole stockholder of STG - Acquisitions and consequently has the power to vote or direct the voting, or dispose or direct the disposition, of all the Shares. STG - Fairway Holdings, LLC is the sole stockholder of STG - Fairway Holdings, Inc. and

Page 16 of 17 pages

consequently has the power to vote or direct the voting, or dispose or direct the disposition, of all the Shares. STG III and STG III-A are the sole members of STG - Fairway Holdings, LLC and consequently have the power to vote or direct the voting, or dispose or direct the disposition, of all the Shares. STG III GP is the sole general partner of STG III and STG III-A and consequently has the power to vote or direct the voting, or dispose or direct the disposition, of all the Shares. STG UGP is the sole general partner of STG III GP and consequently has the power to vote or direct the voting, or dispose or direct the disposition, of all the Shares. Dr. Wadhwani is the sole Manager of STG UGP and either has sole authority and discretion to manage and conduct the affairs of STG UGP or has veto power over the management and conduct of STG UGP.

FAIH, STG - Fairway, STG - Cooperatief, STG - Acquisitions, STG - Fairway Holdings, Inc., STG - Fairway Holdings, LLC, STG III, STG III-A, STG III GP, STG UGP and Dr. Wadhwani each disclaim beneficial ownership of the Shares held directly by FAOSPL except to the extent of their pecuniary interest therein. The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons share beneficial ownership for purposes of Section 13(d) of the Exchange Act.

(c) Except as described in this Schedule 13D, no transactions in the Common Stock have been effected during the past 60 days by any Reporting Person.

(d) To the knowledge of the Reporting Persons, no other persons besides the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses set forth in Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

Based on the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Document

99.1	Joint Filing Agreement, dated July 29, 2011, by and among First Advantage Offshore Services, Private Limited, First Advantage Indian Holdings, LLC, STG - Fairway B.V., STG - Fairway Cooperatief UA, STG - Fairway Acquisitions, Inc., STG - Fairway Holdings, Inc., STG - Fairway Holdings, LLC, STG III, L.P., STG-IIIA, L.P., STG III GP, L.P., STG UGP, LLC, and Romesh Wadhwani.

99.2	Power of Attorney granted by Dr. Romesh Wadhwani.

Page 17 of 17 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2011	FIRST ADVANTAGE PRIVATE LIMITED

By:	/s/ Bret T. Jardine

Name:	Bret T. Jardine

Title:	Secretary

FIRST ADVANTAGE INDIAN HOLDINGS, LLC

By:	/s/ Bret T. Jardine

Name:	Bret T. Jardine
Title:	Secretary

STG - FAIRWAY B.V.

By:	/s/ Bret T. Jardine

Name:	Bret T. Jardine
Title:	Secretary

STG - FAIRWAY COOPERATIEF UA

By:	/s/ Bret T. Jardine

Name:	Bret T. Jardine
Title:	Secretary

STG - FAIRWAY ACQUISITIONS, INC.

By:	/s/ Bret T. Jardine

Name:	Bret T. Jardine
Title:	Secretary

STG - FAIRWAY HOLDINGS, INC.

By:	/s/ Bret T. Jardine

Name:	Bret T. Jardine
Title:	Secretary

STG - FAIRWAY HOLDINGS, LLC.

By:	/s/ Brad MacMillin

Name:	Brad MacMillin
Title:	Secretary

STG III, L.P.
By:	STG III GP, L.P., its general partner

By:	STG UGP, LLC, its general partner

By:	/s/ Brad MacMillin

Name:	Brad MacMillin
Title:	Chief Financial Officer

STG III-A, L.P.

By:	STG III GP, L.P., its general partner

By:	STG UGP, LLC, its general partner

By:	/s/ Brad MacMillin

Name:	Brad MacMillin
Title:	Chief Financial Officer

STG III GP, L.P.

By:	STG UGP, LLC, its general partner

By:	/s/ Brad MacMillin

Name:	Brad MacMillin

Title:	Chief Financial Officer

STG III UGP, LLC

By:	/s/ Brad MacMillin

Name:	Brad MacMillin
Title:	Chief Financial Officer

DR. ROMESH WADHWANI

By:	/s/ Brad MacMillin

Name:	Brad MacMillin

Title:	Authorized Person*

*	See attached Power of Attorney.

SCHEDULE I

The names, business addresses, present principal occupations, and citizenship of the directors and officers of both STG - Acquisitions and STG - Fairway Holdings, Inc. are set forth below.

Name and Business Address	Principal Occupation, Employer and Principal Business	Citizenship

Marc A. Bala (Secretary and Director) 2475 Hanover Street Palo Alto, CA 94304	Principal of Symphony Technology Group, a private equity fund	U.S.

William Chisholm (President and Director) 2475 Hanover Street Palo Alto, CA 94304	Managing Director of Symphony Technology Group, a private equity fund	U.S.

INDEX TO EXHIBITS

Exhibit No.	Document

99.1	Joint Filing Agreement, dated July 29, 2011, by and among First Advantage Offshore Services, Private Limited, First Advantage Indian Holdings, LLC, STG - Fairway B.V., STG - Fairway Cooperatief UA, STG - Fairway Acquisitions, Inc., STG - Fairway Holdings, Inc., STG - Fairway Holdings, LLC, STG III, L.P., STG-IIIA, L.P., STG III GP, L.P., STG UGP, LLC, and Romesh Wadhwani.

99.2	Power of Attorney granted by Dr. Romesh Wadhwani